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                             May 24, 2023

       Robert Steele
       Chief Executive Officer
       THUMZUP MEDIA Corp
       11845 W. Olympic Blvd
       Suite 1100W #13
       Los Angeles, CA 90064

                                                        Re: THUMZUP MEDIA Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 333-255624

       Dear Robert Steele:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures
       Management's Annual Report on Internal Control over Financial Reporting, page 32

   1.                                                   You disclose that
This annual report on Form 10-K does not include a report of
                                                        management   s
assessment regarding internal control over financial reporting or an attestation report of
our independent registered public accounting firm due to a transition period established by
rules of the SEC for newly public companies.    Considering that you
                                                        have filed a Form 10-K
for the year ended December 31, 2021, you have filed an annual report pursuant to
section 13(a) or 15(d) of the Exchange Act for the prior fiscal year. As such, you are required
to include Management's annual report on internal control over financial reporting in
your 10-K for the year ended December 31, 2022. Refer to Item 3-
                                                        08 or Regulation S-K.
Please amend your filing to include this report.
 Robert Steele
THUMZUP MEDIA Corp
May 24, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.



                                                          Sincerely,
FirstName LastNameRobert Steele
                                                          Division of
Corporation Finance
Comapany NameTHUMZUP MEDIA Corp
                                                          Office of Technology
May 24, 2023 Page 2
cc:       Jack Fattal
FirstName LastName